Amended

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025517

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Bernard Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 W. Main St
(No. and Street)

Russellville (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Keenan 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Suite 508 West (Address) Southfield (City), MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2015
REGISTRATIONS BRANCH
12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/19

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Bernard Financial Services, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
PATRICIA R. GUSTON
- Notary Public -
Pope County, Arkansas
Commission # 12373797
My Commission Expires 11/2/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville , AR 72801

Report on the Financial Statements

I have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of St. Bernard Financial Services, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of St. Bernard Financial Services, Inc. financial statements. The Net Capital Computation is the responsibility of St. Bernard Financial Services, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

St. Bernard Financial Services, Inc
Balance Sheet

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
Checking		-2,118.38
Checking - Fees		4,521.65
Total Checking/Savings		2,403.27
Accounts Receivable		
A/R - 12B-1		15,080.49
A/R - 529 Funds		51.07
A/R - Brokerage		29,840.84
A/R - Fees		92,363.44
A/R - Funds		3,025.95
A/R - Insurance		438.84
A/R - Vari Annu		18,077.39
Total Accounts Receivable		158,878.02
Other Current Assets		
Securities		
Clearing Deposit	25,000.00	
Total Securities	25,000.00	
Total Other Current Assets		25,000.00
Total Current Assets		186,281.29
Other Assets		
Depreciable Assets		
Computer Equip		
Depr - Equip.	-12,247.04	
Computer Equip - Other	12,247.04	
Total Computer Equip	0.00	
Furniture & Fixtures		
Depr - Furniture & Fixtures	-1,432.11	
Furniture & Fixtures - Other	1,432.11	
Total Furniture & Fixtures	0.00	
Total Depreciable Assets		0.00
Total Other Assets		0.00
TOTAL ASSETS		**186,281.29**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
BonusPayable		21,500.00
Commissions Payable		
ComPay - Ackerman	2,125.41	
ComPay	2,949.48	
ComPay	214.17	
ComPay	59.42	
ComPay	927.50	
ComPay	-514.29	
ComPay	6,945.64	
ComPay	5,551.16	
ComPay	45.18	
ComPay	-70.00	
ComPay	18.95	
ComPay	0.62	
ComPay	158.60	
ComPay	1,379.42	
ComPay	199.11	
ComPay	276.72	
ComPay	728.62	
ComPay	29.47	

	Dec 31, 14
ComPay	196.03
ComPay	6,538.39
ComPay	621.81
ComPay	9,165.14
ComPay	5,176.42
ComPay	1,437.72
ComPay	83.40
ComPay	1,115.66
ComPay	-260.49
ComPay	-2,163.75
ComPay	616.07
ComPay	-180.00
ComPay	5,362.26
ComPay	12.62
ComPay	-1,635.07
ComPay	503.44
ComPay	-1,101.57
ComPay	-446.40
ComPay	194.16
ComPay	6,434.80
ComPay	5,176.43
ComPay	48,963.26
ComPay	16,141.40
Total Commissions Payable	122,976.91
Payables	778.49
Payables - Income Tax	800.00
Payroll Taxes	
State Tax W/H	-185.84
Unemploy-Fed	-131.53
Unemploy-State	-183.49
Total Payroll Taxes	-500.86
Total Accounts Payable	145,554.54
Other Current Liabilities	
Payroll Liabilities	2,888.15
Total Other Current Liabilities	2,888.15
Total Current Liabilities	148,442.69
Total Liabilities	148,442.69
Equity	
Capital	100.00
Capital - Paid In Additional	19,752.61
Retained Earnings	17,190.97
Net Income	795.02
Total Equity	37,838.60
TOTAL LIABILITIES & EQUITY	**186,281.29**

St. Bernard Financial Services, Inc
Profit & Loss

		Jan - Dec 14
Income		
Agents Fees Rec		39,942.19
Cap Gains & Div		0.23
E & O Fees Received		32,291.00
Miscellaneous		47,795.20
Sales		
529 Income	1,706.40	
Brokerage	277,918.69	
Fees	446,791.82	
Fees 12B-1	161,121.59	
Fixed Annuities	40.80	
Insurance	11,675.73	
Mutual Funds	103,482.00	
Overrides	350.23	
Vari Annuities	643,377.79	
Total Sales		1,646,465.05
Total Income		1,766,493.67
Gross Profit		1,766,493.67
Expense		
Bonus to Owners		21,500.00
Commission Expense		
ComExp -	31,316.12	
ComExp -	58,452.74	
ComExp -	17,975.45	
ComExp -	484.14	
ComExp -	23,721.92	
ComExp -	1,044.28	
ComExp -	43,778.68	
ComExp -	17,821.98	
ComExp -	6,825.89	
ComExp -	8,219.77	
ComExp -	737.15	
ComExp -	217.50	
ComExp -	5,217.01	
ComExp -	51,139.56	
ComExp -	3,624.92	
ComExp -	6,701.57	
ComExp -	20,432.00	
ComExp -	12,511.72	
ComExp -	2,580.77	
ComExp -	58,255.99	
ComExp -	20,654.85	
ComExp -	51,234.77	
ComExp -	29,417.09	
ComExp -	33,029.05	
ComExp -	31,781.31	
ComExp -	781.11	
ComExp -	19,726.66	
ComExp -	8,990.80	
ComExp -	29,744.36	
ComExp -	7,233.20	
ComExp -	13,758.25	
ComExp -	1,806.25	
ComExp -	55,679.19	
ComExp -	102,944.76	
ComExp -	26,792.54	
ComExp -	9,484.26	
ComExp -	23,535.85	
ComExp -	130,249.42	
ComExp -	135.00	
ComExp -	-100.00	
ComExp -	16,914.25	
ComExp -	44,711.55	
ComExp -	-100.00	
ComExp -	1,438.60	

	Jan - Dec 14			
ComExp			24,145.87	
ComExp			-100.00	
ComExp			1,086.30	
ComExp			40,960.70	
ComExp			41,842.79	
ComExp			14,144.68	
ComExp			198,769.11	
ComExp			20,541.73	
Total Commission Expense				1,372,293.46
Executive Perks				
Benefits			7,691.87	
Cell Phone			1,440.74	
Gifts			935.00	
Travel & Entertainment			27,962.00	
Total Executive Perks				38,029.61
Fees				
ARK Insurance			115.00	
ARK Sec. Comm			150.00	
Bonding Fees			7,394.80	
E&O Coverage			37,050.48	
MSRB			512.30	
NASD Daily (Reps)			13,685.95	
NASD Renewal (Yearly)			27,873.05	
Other Fees			759.00	
SIPC			2,819.91	
TRACE			163.53	
Total Fees				90,524.02
Office Expense				
Electricity			2,273.78	
Office Heat			1,210.19	
Rent			13,272.00	
Subscriptions			129.90	
Telephone				
Internet		5,215.44		
Telephone - Other		4,113.89		
Total Telephone			9,329.33	
Trash & Yard Service			235.44	
Voided Check			0.00	
Water			214.46	
Total Office Expense				26,665.10
Office Supplies				9,113.02
Operating Expenses				
Accounting & Legal				
Legal - ASD/Stephens		65,046.07		
Legal - Joe Miles		50,091.61		
Accounting & Legal - Other		6,436.00		
Total Accounting & Legal			121,573.68	
Advertising			750.00	
Bank Charges			436.42	
Contract Labor			1,593.22	
Credit/Background Check			669.25	
Dues			153.00	
Mailing			6,065.72	
Misc			5,197.53	
Seminars			631.20	
Wages				
AR Unemploy		432.00		
Fed Unemploy		126.00		
Payroll				
Fed W/H	-4,121.66			
Total Payroll		-4,121.66		

	Jan - Dec 14
Payroll Expenses	74,067.08
Total Wages	70,503.42
Total Operating Expenses	207,573.44
Total Expense	1,765,698.65
Net Income	**795.02**

St. Bernard Financial Services, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 795.02
Adjustments to reconcile Net Income	
Prior Period Adjustment	(0.19)
(Loss) to net Cash provided by	
(used in) operating activities:	
Losses (Gains) on sales of	
Fixed Assets	0.00
Losses (Gains) on sales of	
Investments	(0.23)
Decrease (increase) in	
Operating Assets:	
Other	3,099.00
Increase (Decrease) in	
Operating Liabilities:	
Accounts Payable	(38,640.31)
Accrued Liabilities	0.00
Total Adjustments	(35,541.73)
Net Cash Provided Bv (Used in) Operating Activities	(34,746.71)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In)	
Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(34,746.71)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	221,028.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 186,281.29

The footnotes are an integral part of the financial statements.

ST. BERNARD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2013	-	-	-	$ 100	-	$ 19,753	$ 17,191	$ 37,044
Net Income	-	-	-	-	-	-	795	795
Capital Transactions/ Dividends paid	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2013	-	-	-	100	-	19,753	17,986	37,839

The footnotes an are integral part of the financial statements.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 20, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers a;; short-term investments with an original maturity of three months or less to be a cash equivalents. As of December 31, 2014 and 2014, there are no cash equivalents.

Revenue Recognition

Revenue and expenses are accounted for the accrual basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2014, which included cash and cash equivalents,

commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory and consulting services in the Rocky Mountain region for mergers, acquisition, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, the will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due accounts are not charges interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per institutions by the Federal Deposit insurance Corporation (FDIC).

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2014, and the net capital as computed.

NOTE E – RELATED PARY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Supplemental report is enclosed.

NOTE H – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE I– ADVERTISING

The Company follows the policy of charging advertising to expense as incurred of amount of $750.

NOTE J – COMMITMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2014 and 2013 respectively were $13,272.00 and $13,014.00.

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

St. Bernard Financial Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 37,839.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Other Assets	6,872.00	
Accounts receivable – other	16,182.00	(23,054.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 14,785.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 9,930.84
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 10,496.00
Excess net capital	$ 9,785.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 148,443.00
Percentage of aggregate indebtedness to net capital	1,0004.01%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 14,785.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	14,785.00
Reconciled Difference	$ (0.00)

St. Bernard Financial Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

To the Board of Directors
St Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) St Bernard Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which St Bernard Financial Services, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) St Bernard Financial Services, Inc.. stated that St Bernard Financial Services, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. St Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
St Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31 , 2014, which were agreed to by St Bernard Financial Services, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating St Bernard Financial Services, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). St Bernard Financial Services, Inc.'s management is responsible for St Bernard Financial Services, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $3,086.00.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, St Bernard Financial Services, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2015

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that St Bernard Financial Services, Inc.. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. St Bernard Financial Services, Inc.. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). St Bernard Financial Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, 3-24-1994.

Robert Keenan, the CEO of St Bernard Financial Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Robert Keenan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected St Bernard Financial Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 967-1200.

Very truly yours,

Robert Keenan, CEO
St Bernard Financial Services, Inc.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31-2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

St Bernard Financial Services, Inc.
1609 West Main
Russellville, AR 72801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Keenan 479-967-1200

2. A. General Assessment (item 2e from page 2) $ 1,812

B. Less payment made with SIPC-6 filed (**exclude interest**) (1033)

7-28-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 778

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 778

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $778

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

St Bernard Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Robert Keenan
(Authorized Signature)

Dated the 31 day of Jan, 20 15.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1766494
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	921364
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	120379
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 724751
2e. General Assessment @ .0025	$ 1812
	(to page 1, line 2.A.)